                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           Gladstone Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  376684-10-6
                                 (CUSIP Number)

                               William L. Boeing
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas  75202
                                 (214) 651-5553
                              (214) 651-5940 (fax)
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  May 1, 1998
           -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 376684-10-6                                         PAGE 2 OF 6 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    EXCO Resources, Inc. / 74-1492779
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS (see instructions)

           WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Texas
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,963,000(1)(2)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,963,000(1)(2)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,963,000(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (see instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       69.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person has entered into a Stock Option Agreement with Mr. E.B. Brooks, Jr. to acquire 1,910,000 of the shares of Common Stock reported herein.

(2) The Reporting Person has entered into Shareholder Agreements with the holders of 1,053,000 shares of Common Stock reported herein. Pursuant to such agreements, the holders are required to vote such shares in favor of the Merger Agreement entered into by EXCO Resources, Inc., on the one hand, and Gladstone Resources, Inc., on the other.

Item 1.  Security and Issuer.

         (a)     Title of Class of
                 Equity Securities:          Common Stock

         (b)     Name of Issuer:             Gladstone Resources, Inc.

         (c)     Address of Issuer's
                 Principal Executive Offices:      5646 Milton, Suite 210
                                                   Dallas, Texas 75206


Item 2.  Identity and Background.

         (a)     Name:            EXCO Resources, Inc.

         (b)     State of
                 Organization:               Texas

         (c)     Principal Business:         Exploitation and development of
                                             oil and natural gas

         (d)     Principal Business
                 and Office Address:         5735 Pineland Drive
                                             Suite 235
                                             Dallas, Texas 75231

         (e)     Criminal Convictions during the past five years:  None.

         (f) Whether, during the past five years, it was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

See Appendix "A" for directors' and officers' information.


Item 3.          Source and Amount of Funds or Other Consideration.

                 The exclusive and irrevocable option to purchase 1,910,000 shares of the Common Stock of Gladstone Resources, Inc., was granted by Mr. E.B. Brooks, Jr., to the Reporting Person as an inducement to the Reporting Person to consummate the transactions contemplated by the Agreement and Plan of Merger dated as of May 1, 1998 between EXCO Resources, Inc., on the one hand, and Gladstone Resources, Inc., a Washington corporation, on the other. In addition, the Reporting Person paid $100,000 out of its working capital to Mr. E.B. Brooks, Jr., for said option. The irrevocable proxies that were granted to the Reporting Person pursuant to the Shareholder Agreements were granted as an inducement to the Reporting Person to consummate the transactions contemplated by the Merger

                 Agreement and no funds were expended by the Reporting Person with regard to the Shareholder Agreements.

Item 4.          Purpose of the Transaction.

                 On May 1, 1998, the Reporting Person entered into an Agreement and Plan of Merger, dated as of May 1, 1998 (the "Merger Agreement") with Gladstone Resources, Inc. wherein the Reporting Person has agreed, subject to certain conditions, to purchase the stock of Gladstone Resources, Inc. for $.33 per share. In contemplation of the consummation of the Merger Agreement, the Reporting Person was granted an option by Mr. E.B. Brooks, Jr., to purchase 1,910,000 of the shares of Common Stock reported herein. The option must be exercised, if at all, on or prior to September 1, 1998. In addition, the Reporting Person was granted voting power over 1,053,000 shares pursuant to Shareholder Agreements dated May 1, 1998 between EXCO Resources, Inc., on the one hand, and each of Ms. Deborah Brooks Garrett, Ms. Rebecca B. Feldt and Ms. Carol Brady, respectively, on the other. If the Merger Agreement is consummated, then it is currently anticipated that the Reporting Person will be the surviving corporation.

Item 5.          Interest in Securities of the Issuer.

(a) and (b):     See Items 7 through 11 on the cover page of this Schedule 13D.

(c) Transactions effected during the past sixty days or since the most recent filing on Schedule 13D: None.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)              Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 On May 1, 1998, the Reporting Person entered into an Agreement and Plan of Merger dated as of May 1, 1998 by EXCO Resources, Inc., on the one hand, and Gladstone Resources, Inc., on the other, (the "Merger Agreement") wherein the Reporting Person agrees to purchase, subject to certain conditions, the stock of Gladstone Resources, Inc. for $.33 per share. If the Merger Agreement is approved by the stockholders of Gladstone Resources, Inc., then it is anticipated that Gladstone Resources, Inc. will merge with and into the Reporting Person with the Reporting Person surviving. On or about May 1, 1998, the Reporting Person entered into an exclusive and irrevocable
                 Stock Option Agreement with Mr. E.B.  Brooks, Jr.   Said Stock
                 Option Agreement gives the Reporting Person the right to acquire an aggregate of 1,910,000 shares of Common Stock at a purchase price of $.33 per share at the Reporting Person's sole election. If the Reporting Person exercises said option, it is anticipated such transaction would close in the second quarter of 1998. The Reporting Person also entered a Shareholder Agreement with each of Ms. Rebecca B. Feldt, Ms. Carol Brady and Ms. Deborah

                 Brooks Garrett wherein each agrees to vote her 351,000 shares to approve the Merger Agreement. If the shares are not voted as required under the Shareholder Agreements, then the Reporting Person has an irrevocable proxy to vote the shares.

Item 7.          Material to be Filed as Exhibits.

                 1. Stock Option Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Mr. E.B. Brooks, Jr., on the other;

                 2. Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Rebecca B. Feldt, on the other.

                 3. Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Carol Brady, on the other.

                 4. Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Deborah Brooks Garrett, on the other.

                 5. The Merger Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Gladstone Resources, Inc., on the other.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 8, 1998
                                      EXCO RESOURCES, INC.



                                      By:    /s/   T.W. EUBANK
                                         --------------------------------------
                                      Name:      T.W. Eubank
                                      Title:     President

                                   APPENDIX A



         (a)     Name:            Douglas H. Miller

         (b)     Residence or business address:    5735 Pineland Drive
                                                   Suite 235
                                                   Dallas, Texas 75231

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Chairman and Chief Executive Officer of EXCO Resources, Inc., an oil and gas company.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

--------------------------------------------------------------------------------


         (a)     Name:            T.W. Eubank

         (b)     Residence or business address:    5735 Pineland Drive
                                                   Suite 235
                                                   Dallas, Texas 75231

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: President and director of EXCO Resources, Inc., an oil and gas company.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

--------------------------------------------------------------------------------


         (a)     Name:            J. Douglas Ramsey

         (b)     Residence or business address:    5735 Pineland Drive
                                                   Suite 235
                                                   Dallas, Texas 75231

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Chief Financial Officer and director of EXCO Resources, Inc., an oil and gas company.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States
--------------------------------------------------------------------------------


         (a)     Name:            Charles R. Evans

         (b)     Residence or business address:    5735 Pineland Drive
                                                   Suite 235
                                                   Dallas, Texas 75231

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Vice President of EXCO Resources, Inc., an oil and gas company.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

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         (a)     Name:            Richard E. Miller

         (b)     Residence or business address:    5735 Pineland Drive
                                                   Suite 235
                                                   Dallas, Texas 75231

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Secretary and General Counsel of EXCO Resources, Inc., an oil and gas company.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

--------------------------------------------------------------------------------

         (a)     Name:            Earl E. Ellis

         (b)     Residence or business address:   Benjamin Jacobson & Sons
                                                  40 Wall Street
                                                  New York, New York 10005

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Director of EXCO Resources, Inc., an oil and gas company, and a managing partner of Benjamin Jacobson and Sons, specialists on the New York Stock Exchange.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

--------------------------------------------------------------------------------

         (a)     Name:            J. Michael Muckleroy

         (b)     Residence or business address:    8925 Memorial Drive
                                                   Houston, Texas  77024-5810

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Director of EXCO Resources, Inc., an oil and gas company, and an independent oil and gas producer.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

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         (a)     Name:            T. Boone Pickens

         (b)     Residence or business address:    BP Capital, LLC
                                                   8117 Preston Road
                                                   Suite 260
                                                   Dallas, Texas   75225

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Director of EXCO Resources, Inc., an oil and gas company, and chairman of the board of BP Capital, LLC and Pickens Fuel Corp.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

--------------------------------------------------------------------------------

         (a)     Name:            Stephen F. Smith

         (b)     Residence or business address: Energy Consolidation, Inc.
                                                909 Fannin Street
                                                Suite 3250 - Two Houston Center
                                                Houston, Texas   77010

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Director of EXCO Resources, Inc., an oil and gas company, and president of Energy Consolidation, Inc., a company interested in the acquisition of oil and natural gas service companies.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                    DESCRIPTION
-------                   -----------


 1.       Stock Option Agreement dated May 1, 1998, among EXCO
          Resources, Inc., on the one hand, and Mr. E.B.
          Brooks, Jr., on the other;

 2.       Shareholder Agreement dated May 1, 1998, among EXCO
          Resources, Inc., on the one hand, and Ms. Rebecca B.
          Feldt, on the other.

 3.       Shareholder Agreement dated May 1, 1998, among EXCO
          Resources, Inc., on the one hand, and Ms. Carol
          Brady, on the other.

 4.       Shareholder Agreement dated May 1, 1998, among EXCO
          Resources, Inc., on the one hand, and Ms. Deborah
          Brooks Garrett, on the other.

 5.       The Merger Agreement dated May 1, 1998, among EXCO
          Resources, Inc., on the one hand, and Gladstone
          Resources, Inc., on the other.
